SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             FUQUA ENTERPRISES, INC.
                             -----------------------
                                (Name of Issuer)



                     Common Stock, par value $2.50 per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                   361022-10-6
                                   -----------
                                 (CUSIP Number)




                                 Gene J. Minotto
                              115 Wilderbluff Court
                             Atlanta, Georgia 30328
                            Telephone: (770) 368-4700
--------------------------------------------------------------------------------
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)





                                December 1, 1997
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

-------------------------------
CUSIP NO.        361022-10-6
-------------------------------
--------------------------------------------------------------------------------
1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                Minotto Partners, L.P.
                I.D. No. applied for.

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group
                                                                      (a)
                                                                          ----
                                                                      (b)
                                                                          ----
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds

        Not Applicable

--------------------------------------------------------------------------------
5.      Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
        Item 2(d) or 2(e)                                               ________

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6.      Citizenship or Place of Organization

                United States

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Number of           7.  Sole Voting Power          300,000
Shares                                            ---------------------------
Beneficially        8.  Shared Voting Power          -0-
Owned by                                          ---------------------------
Each Reporting      9.  Sole Dispositive Power     300,000
Person                                            ---------------------------
With                10. Shared Dispositive Power     -0-
                                                  ---------------------------
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

           300,000 shares of Common Stock
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares _____
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        Approximately 6.7%

--------------------------------------------------------------------------------
14.     Type of Reporting Person

        PN

--------------------------------------------------------------------------------

-------------------------------
CUSIP NO.        361022-10-6
-------------------------------
--------------------------------------------------------------------------------
1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
               Minotto Management Company, LLC
               I.D. No. applied for.

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group
                                                                      (a)
                                                                          ----
                                                                      (b)
                                                                          ----
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds

        Not Applicable

--------------------------------------------------------------------------------
5.      Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
        Item 2(d) or 2(e)                                               ________

--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

                United States

--------------------------------------------------------------------------------

Number of           7.  Sole Voting Power          300,000
Shares                                            ---------------------------
Beneficially        8.  Shared Voting Power          -0-
Owned by                                          ---------------------------
Each Reporting      9.  Sole Dispositive Power     300,000
Person                                            ---------------------------
With                10. Shared Dispositive Power     -0-
                                                  ---------------------------
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

         Minotto Management Company, LLC, the sole general partner of Minotto Partners, L.P., may be deemed to own beneficially (through its power to direct the vote and disposition of the shares of Common Stock held by Minotto Partners, L.P.) the 300,000 shares of Common Stock held by Minotto Partners, L.P.


--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares _____
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        Approximately 6.7%

--------------------------------------------------------------------------------
14.     Type of Reporting Person

        OO

--------------------------------------------------------------------------------

                                  Introduction

         This Schedule 13D, dated December 1, 1997 (the "Schedule 13D"), of Minotto Partners, L.P. and Minotto Management Company, LLC is filed with respect to the common stock, par value $2.50 per share (the "Common Stock"), of Fuqua Enterprises, Inc., a Delaware corporation (the "Issuer").

         On December 1, 1997, Gene J. Minotto transferred certain assets, including a total of 300,000 shares of Common Stock, to Minotto Partners, L.P., a Georgia limited partnership ("Minotto Partners"), in exchange for limited partnership interests equaling 99% of the total outstanding partnership interests of Minotto Partners. The sole general partner of Minotto Partners is Minotto Management Company, LLC, a Georgia limited liability company ("Minotto LLC"). At Minotto LLC's inception, the members of Minotto LLC were Gene J. Minotto (holder of a 70% equity interest therein) and Marc Minotto (holder of a 30% equity interest therein). On December 3, 1997, Gene J. Minotto transferred a portion of his holdings in Minotto LLC representing 30% of the equity interest therein to Paul Minotto. As of December 5, 1997, the members of Minotto LLC were Gene J. Minotto (holder of a 40% equity interest therein), Marc Minotto (holder of a 30% equity interest therein) and Paul Minotto (holder of a 30% equity interest therein).

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the Common Stock of the Issuer. The Issuer has its principal executive offices at One Atlantic Center, 1201 West Peachtree Street, Suite 5000, Atlanta, Georgia 30309.

Item 2.  Identity and Background.

         This statement is being filed by Minotto Partners, L.P. and Minotto Management Company, LLC (collectively, the "Reporting Persons").

                  I.    (a)     Minotto Management Company, LLC

                        (b) The address of the principal office and of the principal business of Minotto Management Company, LLC is 115 Wilderbluff Court, Atlanta, Georgia 30328.

                        (c) The principal business of Minotto Management Company, LLC is to serve as the general partner of Minotto Partners, L.P., the address of which is 115 Wilderbluff Court, Atlanta, Georgia 30328.

                        (f) Minotto Management Company, LLC is organized under the laws of the State of Georgia.

                  II.   (a)     Minotto Partners, L.P.

                        (b) The address of the principal office and of the principal business of Minotto Partners, L.P. is 115 Wilderbluff Court, Atlanta, Georgia 30328.

                        (c) The principal business of Minotto Partners, L.P. is to acquire and hold for investment intangible assets and generally to engage in any and all lawful business activities that its general partner may from time to time determine.

                        (f) Minotto Partners, L.P. is organized under the laws of the State of Georgia.

         (d)-(e) During the last five years none of the Reporting Persons has been (i) convicted in a criminal proceeding or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Gene J. Minotto transferred to Minotto Partners 300,000 shares of the Issuer's Common Stock and certain other assets in exchange for 99% of the total outstanding limited partnership interests of Minotto Partners.

Item 4.  Purpose of Transaction.

         The transactions described in this Schedule 13D were made for estate planning purposes by Gene J. Minotto. The Reporting Persons (subject to the terms of the Voting Agreement (as defined below)) may change any of their current intentions, acquire additional shares of Common Stock or sell or otherwise dispose of all or any part of the Common Stock beneficially owned by them, or take any other action with respect to the Issuer or any of its debt or equity securities in any manner permitted by law.

         Pursuant to that certain Voting Agreement, dated as of September 5, 1997 by and between Graham-Field Health Products, Inc. ("GFHP") and Gene J. Minotto (the "Voting Agreement") described in, and filed as, an exhibit to Gene
J. Minotto's Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission on September 9, 1997, the Reporting Persons have agreed (pursuant to a Letter Agreement (the "Letter Agreement") dated as of November 25, 1997 and attached hereto as Exhibit 4, which binds the Reporting Persons to the terms of Voting Agreement), subject to various conditions set forth in the Voting Agreement, to vote all of the shares of the Common Stock now held by Minotto Partners in favor of the merger of a subsidiary of GFHP and the Issuer and the Merger Agreement (each as defined in Item 6 below) and against any other proposal with respect to a merger, consolidation or other business combination, or any acquisition or similar transaction involving the purchase of all or any significant portion of the Issuer's assets or capital stock. The Voting
Agreement terminates upon the earlier to occur of (i) the termination of the Merger Agreement and (ii) the mutual written agreement of the parties thereto. Other than the events described in the Voting Agreement with respect to the Common Stock now held by the Reporting Persons, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) Minotto Partners own of record 300,000 shares of Common Stock, which amounts to approximately 6.7% of the total number of shares of Common Stock which the Issuer had issued and outstanding as of September 30, 1997.

         (c) Except as described in this Schedule 13D, none of the persons listed in Item 2 above has effected any transaction in the Common Stock during the past sixty days.

         (d)-(e) Not applicable.

         The foregoing response to this Item 5 is qualified in its entirety by reference to the Limited Partnership Agreement of Minotto Partners, the full text of which is filed as Exhibit 2 hereto, and to the Operating Agreement of Minotto LLC, the full text of which is filed as Exhibit 3 hereto.

Item 6. Contracts, Arrangements, Understandings, or Relationship with Respect to Securities of the Issuer.

         Pursuant to the Voting Agreement referenced in Item 4, in order to effectuate the transfer of Common Stock by Gene J. Minotto to Minotto Partners, it was necessary to obtain the written consent of GFHP, which consent was granted by GFHP in the Letter Agreement referenced in Item 4. As part of such grant of consent, (i) the Reporting Persons agreed to be bound by all of the terms, conditions and provisions contained in the Voting Agreement and (ii) GFHP agreed to enter into a registration rights agreement with Minotto Partners providing for the registration for sale of the shares of GFHP common stock, par value $.025 per share, which Minotto Partners will receive pursuant to an Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, GFHP Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of GFHP, and GFHP, which provides for the acquisition of the Issuer by GFHP. The Merger Agreement is incorporated herein by reference to the Issuer's Current Report on Form 8-K dated September 5, 1997.

Item 7.  Material to be Filed as Exhibits.

                 (1)      Joint Filing Agreement.

                 (2)      Agreement of Limited Partnership of Minotto Partners

                 (3)      Operating Agreement of Minotto LLC

                 (4) Letter Agreement among Graham-Field Health Products, Inc., Gene J. Minotto and Minotto Partners, L.P.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 1997



                                         MINOTTO PARTNERS, L.P.

                                         By: Minotto Management Company, LLC
                                             General Partner

                                             /s/ Gene J. Minotto
                                         By: ----------------------
                                             Name:  Gene J. Minotto
                                             Title: Member


                                             /s/ Marc Minotto
                                         By: ----------------------
                                             Name:  Marc Minotto
                                             Title: Member


                                             /s/ Paul Minotto
                                         By: ----------------------
                                             Name:  Paul Minotto
                                             Title: Member



                                        MINOTTO MANAGEMENT COMPANY, LLC

                                             /s/ Gene J. Minotto
                                         By: ----------------------
                                             Name:  Gene J. Minotto
                                             Title: Member


                                             /s/ Marc Minotto
                                         By: ----------------------
                                             Name:  Marc Minotto
                                             Title: Member


                                             /s/ Paul Minotto
                                         By: ----------------------
                                             Name:  Paul Minotto
                                             Title: Member

                                  EXHIBIT INDEX


         EXHIBIT                                                 EXHIBIT NUMBER
         -------                                                 --------------

(1)      Joint Filing Agreement                                       1

(2)      Agreement of Limited Partnership                             2
         of Minotto Partners, L.P.

(3)      Operating Agreement of Minotto                               3
         Management Company, LLC

(4)      Letter Agreement among Graham-Field                          4
         Health Products, Inc., Gene J. Minotto and
         Minotto Partners, L.P.